UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42438

COINCHECK GROUP N.V.

(Translation of registrant’s name into English)

Nieuwezijds Voorburgwal 162

1012 SJ Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Coincheck Group N.V. (“Coincheck Group”) is furnishing this Report on Form 6-K to provide the below update to investors:

On May 9, 2025, Monex Group, Inc. (“Monex”), a Japanese joint stock company (kabushiki kaisha) listed on the Tokyo Stock Exchange, and the controlling shareholder of Coincheck Group, released its financial results for the fiscal year ended March 31, 2025. Monex’s update, includes certain information related to Coincheck Group, which is denoted as “Crypto Asset Segment,” “Coincheck, Inc.,” “Coincheck Group N.V.” and “Coincheck.” The results are publicly available at https://www.monexgroup.jp/en/investor.html, where Monex has posted a Consolidated Financial Summary, Presentation Materials, and a DATABOOK. The aforementioned information relates to Monex on a consolidated basis, which includes certain segment data related to Coincheck Group, in addition to data for other segments that are not related to the results of Coincheck Group. Such information should not be viewed as a substitute for the earnings information for the fourth quarter and fiscal year ended March 31, 2025 that Coincheck Group plans to announce on Tuesday, May 13, 2025, as previously disclosed. The results published by Monex present only limited metrics related to Coincheck Group and are based on different accounting standards and presentation styles as compared to the standards and formatting utilized by Coincheck Group. Furthermore, the Monex results are designed conform to particular regulations and expectations applicable to Monex, including the requirements of the Tokyo Stock Exchange and Financial Services Agency of Japan (JFSA).

Coincheck Group (“CNCK” and “CNCKW”), is a public limited liability company and the holding company of Coincheck, Inc. (“Coincheck”). Coincheck operates one of the largest multi-cryptocurrency marketplaces and exchanges in Japan and is regulated by the JFSA. Coincheck provides Marketplace and Exchange platforms on which diverse cryptocurrencies, including Bitcoin and Ethereum, are held and exchanged as well as other retail-focused crypto services.

Coincheck Group uses its website (https://www.coincheckgroup.com/) to distribute company information and makes available free of charge a variety of information for investors, including its filings with the Securities and Exchange Commission (“SEC”), as soon as reasonably practicable after electronically filing that material with, or furnishing it, to the SEC. The information that Coincheck Group posts on its website may be deemed material. Accordingly, investors should monitor Coincheck Group’s website, in addition to following its press releases, filings with the SEC, and public conference calls and webcasts. In addition, investors may opt in to automatically receive email alerts and other information about Coincheck Group when enrolling their email address by visiting the “Email Alerts” section of the Coincheck Group website. Coincheck Group does not incorporate the information contained on, or accessible through, Coincheck Group’s website, Coincheck’s website, Monex’s website or related social media channels into this Report on Form 6-K.

This Report on Form 6-K and the information posted by Monex contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about trading, future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning or the negative thereof. Such forward-looking statements are based upon current beliefs and expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Coincheck Group’s control, which could cause actual results or events to differ materially from those presently anticipated; such risks, uncertainties, and assumptions, include, among others: (i) changes in the cryptocurrency and digital asset markets in which Coincheck Group competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (ii) changes in global political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets, including the effects of inflation, trade policies and government regulation; (iii) changes in economic conditions and consumer sentiment in Japan; (iv) the price of crypto assets and volume of transactions on Coincheck Group’s platform; (v) the development, utility and usage of crypto assets; (vi) demand for any particular crypto asset; (vii) cyberattacks and security breaches on the Coincheck Group platform; (viii) Coincheck Group’s ability to introduce new products and services, (ix) Coincheck Group’s ability to execute its growth strategies, including identifying and executing acquisitions, and (x) other risks and uncertainties discussed in Coincheck Group’s filings with the SEC as such factors may be updated from time to time, which are or will be accessible on the SEC’s website at www.sec.gov. These forward-looking statements are made only as of the date of issuance and Coincheck Group undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COINCHECK GROUP N.V.

Date: May 9, 2025	By:	/s/ Gary A. Simanson
		Name:	Gary A. Simanson
		Title:	Chief Executive Officer

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